Exhibit 99.1

For Immediate Release

August 12, 2004

DRAXIS Health Reports Strong Second Quarter Results
Earnings of 6 cents per share on record quarterly revenues of $16.7 million

MISSISSAUGA, ONTARIO, August 12, 2004 - DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported financial results for the second quarter and the first six months ended June 30, 2004.  All amounts are expressed in U.S. dollars.

Highlights

•                  Record quarterly revenues of $16.7 million.

•                  Earnings per share of 6 cents for the second quarter versus 2 cents in the same quarter of 2003.

•                  Significant increases in revenues and profitability in the contract manufacturing business.

•                  Total debt reduced to $5.0 million from $10.2 million.

•                  Targets revised upward for contract manufacturing business – revenues for 2004 expected to grow between 35% and 40% over 2003 with EBITDA margins of 13% to 18%.

Consolidated revenues from continuing operations in the second quarter were $16.7 million, up 42% from $11.8 million in the same quarter of 2003.  Net income from continuing operations in the second quarter of 2004 was $2.3 million ($0.06 per share), versus $0.7 million ($0.02 per share) in the second quarter of 2003.  EBITDA for the second quarter was $3.9 million, up 95% over the $2.0 million reported for the same period in 2003.

For the first six months of 2004, revenues from continuing operations were $30.8 million, 41% greater than the $21.8 million of revenue in the first six months of 2003.   Net income from continuing operations for the first half of 2004 was $3.7 million ($0.09 per share), which more than doubled the $1.5 million ($0.04 per share) net income from continuing operations reported in the first half of 2003.  EBITDA for the first six months of 2004 was $6.3 million compared to $4.0 million for the same period in the prior year.

“The excellent results in our second quarter have been driven, in large part, by an outstanding quarter in our contract manufacturing business, DRAXIS Pharma Inc. (“DPI”),” said Dr. Martin Barkin, President and CEO of DRAXIS Health.  “Significant increases in manufacturing revenues and profitability are evident as we respond to growing customer demand and increase the utilization of our production capacity, especially for sterile and lyophilized products.  The substantial margin increases for this segment in the second quarter also show that we are beginning to benefit from improvements in production efficiencies and that we are ahead of plan for ramping up manufacturing margins, again driven by sterile products.  The reorganization of the DPI operating management team is now largely completed and we are looking at continued growth and performance in this business going forward.”

Dr. Barkin continued, “In our radiopharmaceuticals business, DRAXIMAGE Inc., revenue growth from product sales year-to-date and EBITDA margins are currently on track, due in large measure to strong product sales in the first quarter.  We anticipate that increased revenues in the second half of 2004 from increased sales of existing products in the U.S. and the impact of newly launched MDP-25 will contribute to achieving our 2004 objectives for revenues and EBITDA margins in this business.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

(unaudited)

	Q2, 2004	Q1, 2004	Q4, 2003	Q3, 2003	Q2, 2003
REVENUES
Product sales	$14,927	$12,209	$12,440	$10,987	$10,153
Royalty and licensing	1,786	1,927	1,945	1,978	1,612
	$16,713	$14,136	$14,385	$12,965	$11,765

Research and development expense	$545	$461	$475	$430	$395

EBITDA(1)(2)	$3,936	$2,412	$2,589	$3,362	$2,016

EBITDA Margin(1) (2)	23.6%	17.1%	18.0%	25.9%	17.1%

Cash and cash equivalents	$7,126	$10,539	$10,563	$10,233	$1,904

Total debt	$4,965	$10,156	$10,466	$10,202	$13,758

Operating cash flows (before changes in working capital)	$1,933	$1,401	$1,169	$1,679	$364

Net Income (loss)
From continuing operations	$2,264	$1,388	$1,409	$1,733	$723
From discontinued operations	(21)	(9)	112	4,112	103
	$2,243	$1,379	$1,521	$5,845	$826

Basic income (loss) per share
From continuing operations	$0.056	$0.037	$0.038	$0.047	$0.019
From discontinued operations	(0.001)	—	0.003	0.111	0.003
	$0.055	$0.037	$0.041	$0.158	$0.022

(1)               For Q3 2003, EBITDA included $694 of insurance proceeds.

(2)               Non-GAAP Financial Measures.  The terms EBITDA (earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

During the second quarter the Company closed an equity financing offering of 3,053,436 units, each unit consisting of one common share of the Company and one half share purchase warrant, for gross proceeds of $14.7 million (CDN$20 million).  The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% minority interest in DPI, and to repay $4.8 million (CDN$6.4 million) of outstanding loans owed by DPI.  As a result of the equity financing, the acquisition of the minority interest and the repayment of loans, the Company also restructured its bank financing arrangements resulting in reduced overall debt levels, increased borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Highlights from Management’s Discussion and Analysis

Manufacturing

•                  Revenues of $11.2 million for the second quarter represented an increase of $4.4 million or 64.0% over the second quarter of 2003.

•                  EBITDA of $2.2 million represented a $1.7 million increase over the second quarter of 2003.

•                  EBITDA margin was 19.7 % for the second quarter of 2004 compared to 7.2% in the second quarter of 2003.  This brought the EBITDA margin for the first six months of 2004 to 16.0% in this segment.

•                  In April 2004 the Company closed its transaction to acquire the remaining 32.7% minority interest in its manufacturing business, DPI, from SGF Santé Inc. (“SGF”) for a purchase price of $9.6 million (CDN$13.0 million) cash, fully funded through the equity financing arrangement which closed concurrently with the acquisition.  Effective April 22, 2004, net income results include the full contribution to income or full allocation of losses, if any, related to DPI.

•                  During the quarter DPI completed the reorganization of the operating management team for its contract manufacturing business, creating and staffing new positions for Vice President, Operations; Vice-President, Regulatory Compliance; Commercial Director; Quality Director and additional supporting staff.

Radiopharmaceuticals

•                  Product sales of $4.3 million for the second quarter represented a 19.2% increase over the $3.6 million in the second quarter of 2003.  Product sales of $8.6 million for the first six months were 35.9% ahead of the $6.4 million in the first half of 2003.

•                  EBITDA of $1.1 million represented an increase of 15.1% over the second quarter of 2003.

•                  EBITDA margin was 26.1% in the second quarter of 2004 compared to 27.1% in the second quarter of 2003.

•                  In June 2004, DRAXIMAGE featured two development stage products, FIBRIMAGE® and INFECTON®, in a Company sponsored scientific colloquium held in conjunction with the Annual Meeting of the Society of Nuclear Medicine (SNM) in Philadelphia.

•                  DRAXIMAGE also used the SNM Meeting to launch its newly reformulated diagnostic imaging product, MDP-25, which is a new formulation of a skeletal imaging agent used to demonstrate areas of altered osteogenesis or bone growth, such as in metastatic bone cancer.

•                  Subsequent to the end of the second quarter, in July 2004, clinical investigators achieved full enrollment in the pivotal Phase III clinical trial for FIBRIMAGE®, which was conducted at eight centres across Canada and involved 130 symptomatic patients with suspected initial deep vein thrombosis.

•                  An interim analysis of the Phase II images obtained in the AMISCAN™ trial were very clear in definitive myocardial infarction but insufficiently precise in very early equivocal infarction with the current formulation for this indication.  In light of these observances the Company has decided to cease further development of this product for infarct imaging in order to concentrate on its other pipeline products notably FIBRIMAGE® and INFECTON®.

Update to Outlook

The increase in customer demand and accompanying revenue generation in the contract manufacturing business has resulted in an upward revision of the outlook for this segment, both for the long term and for the current fiscal year.  There is no change in the expectations for the radiopharmaceutical business.

•                  The long-term target for the contract manufacturing business has been increased so that contract manufacturing revenues from the Montreal facility are expected to reach $60 million to $70 million by 2007.  The previous revenue target was $40 million to $50 million by 2007.

•                  For 2004, manufacturing revenue is now expected to grow between 35% and 40% over 2003 revenues, coupled with improving EBITDA margins of 13% to 18% by the end of 2004.  The previous targets for 2004 were revenue growth between 20% and 25% with EBITDA margins of 8% to 12%.

•                  The Company’s long-term growth target for the radiopharmaceutical business continues to be revenues of $30 million to $35 million by 2007 (representing more than three times its 2002 base), together with improving profitability margins.

•                  Radiopharmaceutical revenue for 2004 is still expected to grow between 30% and 35%. The EBITDA margin is expected to be between 23% and 28%, including the ramp-up of research and development spending in 2004 for clinical trials of both FIBRIMAGE® and INFECTON®.

•                  The Phase III FIBRIMAGE® trial, which completed enrollment in Canada in July 2004, is on schedule for completion and filing by the end of 2004 with Canadian and foreign regulators for marketing approval.  Extension of the study to U.S. centres is currently under discussion with the U.S. Food and Drug Administration regarding the reference standard to be used.

Interim Financial Report

This release includes by reference the second quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss second quarter 2004 financial results at 10:00 a.m. (ET) on August 12, 2004. This call can be accessed by dialing 1-800-404-8949 (no access code required) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 90 days following the conference call.

ABOUT DRAXIS HEALTH INC.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products, through DRAXIS Pharma Inc.  DRAXIS Health employs over 400 staff and reported revenues in 2003 of US$49.2 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston

DRAXIS Health Inc.

Phone:  877-441-1984

Fax:      905-677-5494

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

- Quarter Ended June 30, 2004 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the improved operating results of these core businesses and improved cash flows of the Company commencing in 2003.

The results for the second quarter of 2004 continue the trend of improved operating results in our core businesses. The acquisition of the remaining third party equity interest in our contract manufacturing business from SGF Santé Inc. (“SGF”) in April 2004 is further evidence of our commitment and confidence in our core businesses. As further evidence, our contract manufacturing business has returned immediate benefits through record revenues and profitability in the second quarter of 2004. This has resulted in the transaction being immediately accretive to the Company’s earnings even after taking into account the dilutive aspect of the equity offering which financed the transaction.

Comparisons for the first six months of 2004 with the same period of 2003 include, except where indicated, the one-time recognition of deferred revenue related to BrachySeed® in the first quarter of 2003.  Actual operating comparisons, in the opinion of management, are more reflective of operating improvements when this one time item is excluded.

Highlights for the second quarter are as follows:

•                  Financial results from continuing operations:

•                  Product sales growth to $14.9 million for the quarter representing a 47.0% increase from $10.2 million in the second quarter of 2003.

•                  Earnings before financing expense and other income, income taxes, minority interest, depreciation and amortization, (“EBITDA”) of $3.9 million for the quarter representing a 95.2% increase from $2.0 million in the second quarter of 2003.

•                  EBITDA divided by total revenues (“EBITDA margin”) was 23.6% for the quarter compared with 17.1% for the second quarter of 2003.

•                  Earnings per share of $0.06 for the second quarter of 2004 compared with $0.02 for the second quarter of 2003.

•                  Significant increases in revenues and profitability in the contract manufacturing business

•                  Closing of the acquisition from SGF of the 32.7% interest held by SGF in the Company’s contract manufacturing operations, Draxis Pharma Inc. (DPI), for $9.6 million.

•                  Closing of an equity financing offering of 3,053,436 units, consisting of one common share of the Company and one half share purchase warrant per unit, for gross proceeds of $14.7 million.

•                  The repayment of $4.8 million in third party debt.

•                  Closing of a bank financing arrangement which significantly increases the Company’s borrowing capacity and lowers the Company’s borrowing costs on outstanding and future debt.

Consolidated Results of Operations

For the Three Month Period Ended June 30,				For the Six Month Period Ended June 30,
2004	2003	$Change		2004	2003	$Change
			(in thousands of U.S. dollars except share related data)
			(U.S. GAAP)

			Revenues
$14,927	$10,153	$4,774	Product sales	$27,136	$17,108	$10,028
1,786	1,612	174	Royalty and licensing (1)	3,713	4,735	(1,022)
16,713	11,765	4,948		30,849	21,843	9,006

5,678	3,553	2,125	Product gross margin	9,916	4,708	5,208
38.0%	35.0%		% of Product sales revenues	36.5%	27.5%
1,786	1,612	174	Royalty and licensing revenue	3,713	4,735	(1,022)
(2,983)	(2,754)	(229)	SG&A	(6,275)	(4,732)	(1,543)
-20.0%	-27.1%		% of Product sales revenues	-23.1%	-27.7%
4,481	2,411	2,070	EBITDA(2) (pre-R&D)	7,354	4,711	2,643
26.8%	20.5%		% of Total revenues	23.8%	21.6%
(545)	(395)	(150)	R & D	(1,006)	(689)	(317)
3,936	2,016	1,920	EBITDA(2)	6,348	4,022	2,326
23.6%	17.1%		% of Total revenues	20.6%	18.4%
(1,111)	(811)	(300)	Depreciation and amortization	(2,072)	(1,553)	(519)
			Financial
16	(265)	281	- Foreign exchange translation	5	(526)	531
(76)	(198)	122	- Other	(190)	(531)	341
—	—	—	Other income	96	—	96
(501)	(74)	(427)	Income tax expense	(531)	(219)	(312)
—	55	(55)	Minority interest	(4)	336	(340)
(21)	103	(124)	Income (loss) from discontinued operations	(30)	4,307	(4,337)
$2,243	$826	$1,417	Net income	$3,622	$5,836	$(2,214)

			Net income (loss)
$2,264	$723	$1,541	- From continuing operations	$3,652	$1,529	$2,123
(21)	103	(124)	- From discontinued operations	(30)	4,307	(4,337)
$2,243	$826	$1,417		$3,622	$5,836	$(2,214)

			Basic income (loss) per share
$0.056	$0.019		- From continuing operations	$0.094	$0.041
(0.001)	0.003		- From discontinued operations	(0.001)	0.116
$0.055	$0.022			$0.093	$0.157

(1)               For the six month period ended June 30, 2003, includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

(2)               See Accounting Matters - Non-GAAP Financial Measures

Comparison of the quarter and six month period ended June 30, 2004 and 2003

Consolidated revenues from continuing operations for the quarter ended June 30, 2004 increased 42.1% and for the six month period ended June 30, 2004 increased 41.2% compared with the same periods in 2003.  Product sales increased 47.0% for the quarter ended and 58.6% for the six month period ended June 30, 2004 compared with the same periods in 2003.  The increase in product revenues was driven primarily by a significant increase in contract manufacturing revenues, particularly sterile products, as well as growth in the radiopharmaceutical business.

Royalty and licensing revenues increased 10.8% for the second quarter of 2004 compared to 2003 due to royalties related to the sale of product rights to Shire Biochem Inc. (“Shire’’).

Royalty and licensing revenue decreased for the six month period ended June 30, 2004 compared with the same period of 2003 due to the recognition of $1,436,000 of deferred revenue in 2003 related to the termination of the agreement with the Company’s former BrachySeed® licensee in the U.S. (see Accounting Matters – Termination of BrachySeed® Agreements).  Excluding the recognition of deferred revenue related to BrachySeed®, royalty and licensing revenues grew 12.6% for the six month period ended June 30, 2004, due to royalties related to the sale of product rights to Shire.

Product gross margins associated with continuing operations for the quarter ended June 30, 2004 and for the six month period ended June 30, 2004 compared with the same periods in 2003 increased primarily as a result of a change in product mix, specifically the significant increase in higher margin sterile product business and the benefits of increased capacity utilization.

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the quarter ended June 30, 2004 were 20.0% compared with 27.1% for the same period in 2003.  The increase in selling, general and administrative expenses in absolute dollar terms for the quarter of 8.3% was primarily driven by sales and marketing and business development activities.

Selling, general and administration expenses for the six month period ended June 30, 2004 as compared to 2003 increased in absolute dollars due to increased sales and marketing activities and by increased costs of long term incentive plans valued based on the Company’s stock price, which rose significantly in the second quarter of 2004 relative to 2003.

Research and development expenditures associated with continuing operations for the quarter ended June 30, 2004 increased $150,000 compared with 2003 as the Company ramps up activities related to FIBRIMAGE® and INFECTON® clinical trials.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly denominated in Canadian dollars, the Company’s overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected margins. The impact is reflected within the cost of goods sold and selling, general and administration. For the second quarter of 2004, there was no significant impact on margins related to foreign currency fluctuation in the quarter.

Depreciation and amortization expense associated with continuing operations for the quarter ended June 30, 2004 increased 37.0%  and for the six month period ended June 30, 2004 increased 33.4% over the same periods of 2003 following the commencement of depreciation charges on completed capital projects related to contract manufacturing operations.

Net financial items associated with continuing operations resulted in charges to income of $60,000 compared with charges of $463,000 for the second quarter of 2003. Net financial items also resulted in charges to income of $185,000 for the six month period ended June 30, 2004 compared with $1,057,000 for 2003. The decrease in the charges are the result of foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 coupled with significantly higher interest costs related to a significantly higher outstanding debt balance in 2003.

Minority interest represents SGF’s share of net income or losses of the Company’s contract manufacturing operations. A positive contribution to net income results from losses in the contract manufacturing operations attributed back to SGF. Minority interest for the second quarter of 2004 was neutral to net income compared with $55,000 of income contribution in the second quarter of 2003. As a result of the acquisition by the Company of all minority interest holdings in the Company on April 22, 2004, there will no longer be minority interest impact on earnings.

Discontinued operations were neutral to the Company’s consolidated results in the second quarter of 2004 compared with a contribution of $103,000 in the second quarter of 2003.  In the first quarter of 2003, the Company realized an after-tax gain related to the $6.5 million received on the sale of product rights.  Subsequent to the second quarter of 2003 substantially all of the remaining residual discontinued operations assets and liabilities were disposed of.  Any residual assets and liabilities are not expected to have a significant impact on future earnings of the Company.

For the quarter ended June 30, 2004 the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 18.1%.  For the six month period ended June 30, 2004, this percentage was 12.7%. The income tax expense is below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized.  This results from the Company’s increased capacity to generate taxable income and take advantage of tax planning opportunities.  The Company’s ability to take advantage of tax planning activities was further facilitated by the acquisition on April 22, 2004 of all minority interest holdings. The effective tax rate will also fluctuate depending on the profitability of individual operations which are taxed under different jurisdictions. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

The weighted average number of common shares outstanding in the second quarter was 40,122,684 and has increased from 37,098,137 for the second quarter of 2003 primarily as the result of the completion of the equity financing offering of 3,053,436 units in April 2004 and the exercise of employee stock options.

Radiopharmaceuticals

For the Three Month Period Ended June 30,				For the Six Month Period Ended June 30,
2004	2003	$Change		2004	2003	$Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$4,296	$3,605	$691	Product sales	$8,628	$6,350	$2,278
—	—	—	Royalty and licensing(1)	—	1,521	(1,521)
4,296	3,605	691		8,628	7,871	757

1,668	1,371	297	EBITDA (pre-R&D)	3,363	3,572	(209)
38.8%	38.0%		% of Revenues	39.0%	45.4%
(545)	(395)	(150)	R & D	(1,006)	(689)	(317)
1,123	976	147	EBITDA	2,357	2,883	(526)
(223)	(206)	(17)	Depreciation and amortization	(450)	(395)	(55)
$900	$770	$130	Income from operations	$1,907	$2,488	$(581)

(1)               For the six month period ended June 30, 2003, includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical subsidiary, DRAXIMAGE Inc. (“DRAXIMAGE’’), which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, currently in Phase III, for imaging deep vein thrombosis and INFECTON®, currently in Phase II for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the second quarter ended June 30, 2004 included:

•                  Financial results:

•                  Product sales of $4.3 million for the quarter representing a 19.2% increase of $0.7 million over the second quarter of 2003.

•                  EBITDA of $1.1 million representing an increase of 15.1% over the second quarter of 2003.

•                  EBITDA margin of 26.1% in second quarter of 2004 compared to 27.1% in the second quarter of 2003.

Comparison of the quarter and six month period ended June 30, 2004 and 2003

Revenues for the radiopharmaceutical segment for the quarter ended June 30, 2004 increased 19.2% compared with 2003 driven by product sales. Revenues for the six month period ended June 30, 2004 increased 9.6% compared with 2003 as the increase in product sales was offset by a decrease in royalty and licensing revenue driven by the recognition of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the former BrachySeed® licensee in the U.S.

Product sales for the second quarter of 2004 increased to $4.3 million or 19.2% higher compared to 2003 due to the continued positive impact of sales of sodium iodide I-131 in the U.S.  Significant sales of this product began after the first quarter of 2003. Product sales of $8.6 million for the first half of 2004 represents a 35.9% increase over 2003.

There were no significant changes to shipments of BrachySeed® I-125 to the U.S. and Canada in the second quarter of 2004 compared with 2003.

The increase in EBITDA in the second quarter of 2004 compared to 2003 is due to sodium iodide sales to the U.S. which ramped up after the first quarter of 2003, partially offset by increased research and development spending.

EBITDA margin of 26.1% for the second quarter of 2004 represents a decrease compared to 27.1% for the second quarter of 2003. The decrease is related to the investment in sales and marketing activities coupled with higher research and development spending. For the six month period ended June 30, 2004, EBITDA margin increased to 27.3% compared with 22.5% (excluding the impact of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the BrachySeed® licensee in the U.S.) for the same period of 2003. The increased margin reflects higher product margins generated on new products introduced to the U.S. market, specifically, sodium iodide, partially offset by the increased sales and marketing activities and research and development spending.

The growth in product revenues over 2003 and EBITDA margin for the first six months of 2004 are consistent with our guidance targets (see “Outlook”).

Research and development expenditures for this segment increased by $150,000 in the second quarter of 2004 and $317,000 for the six month period ended June 30, 2004 as compared to 2003 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

FIBRIMAGE® Phase III trials in Canada for Canadian and foreign regulatory submissions are fully enrolled and on schedule for completion and filing by the end of this year.  The U.S. portion of the trial awaits further clarification from the FDA on the reference standard to be used.

INFECTON® Phase II trials in Canada are also well advanced and will be completed in this fiscal year.

Preliminary observations from both the FIBRIMAGE® Phase III and INFECTON® Phase II trials were presented by the lead investigators at the recent meeting in Philadelphia of the Society of Nuclear Medicine during a company-sponsored colloquium.

An interim analysis of the Phase II images obtained in the AMISCAN™ trial were very clear in definitive myocardial infarction but insufficiently precise in very early equivocal infarction with the current formulation for this indication.  In light of these observances the Company has decided to cease further development of this product for infarct imaging in order to concentrate on its other pipeline products notably FIBRIMAGE® and INFECTON®.

Depreciation and amortization expense for this segment increased slightly compared to 2003 for the both the second quarter and six month period ended June 30, 2004.

Manufacturing

For the Three Month Period Ended June 30,				For the Six Month Period Ended June 30,
2004	2003	$Change		2004	2003	$Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$11,206	$6,831	$4,375	Product sales	$19,569	$11,238	$8,331

2,207	494	1,713	EBITDA	3,134	(189)	3,323
19.7%	7.2%		% of Revenues	16.0%	-1.7%
(626)	(347)	(279)	Depreciation and amortization	(1,092)	(660)	(432)
$1,581	$147	$1,434	Income (loss) from operations	$2,042	$(849)	$2,891

Manufacturing comprises the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), and product sales of Anipryl® produced for Pfizer Inc.  DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the second quarter ended June 30, 2004 included:

•                  Financial results:

•                  Revenues of $11.2 million for the quarter representing an increase of $4.4 million or 64.0% over the second quarter of 2003;

•                  A $1.7 million EBITDA improvement compared to the second quarter of 2003;

•                  EBITDA margin of 19.7% for the second quarter of 2004 compared to 7.2% in the second quarter of 2003.  This brings EBITDA margin to 16.0% for the first six months of 2004.

•                  On April 22, 2004, the Company closed its transaction to purchase from SGF its remaining 32.7% minority interest in DPI and repaid $4.8 million of debt facilities owed by it.

•                  During the quarter, the Company completed the reorganization of its senior management team for its contract manufacturing operations, creating and staffing new positions for Vice President, Operations; Vice-President, Regulatory Compliance; Commercial Director; Director, Quality operations and additional supporting staff.

Comparison of the quarter and six month period ended June 30, 2004 and 2003

Total revenues for the manufacturing segment in the second quarter of 2004 were $11.2 million or $4.4 million higher than the same quarter of 2003. For the six month period ended June 30, 2004, revenues have increased by $8.3 million or 74.1% over the same period of 2003. The increase is due to the ramp-up in new sterile products business related primarily to production of Hectorol® and products under the Company’s GlaxoSmithKline (GSK) contract. In late 2003 and early 2004 the Company increased its output capacity through additional production shifts for its sterile business.

EBITDA for this segment increased $1.7 million in the second quarter of 2004 and $3.3 million for the first six months of 2004 compared with the same periods of 2003.  The increase is related to the positive impact in the ramping up of sterile products business which began in early 2003 and its impact on overall margins and the positive financial impact of increased capacity utilization.

EBITDA margin of 19.7% for the second quarter of 2004 reflects the positive impact of the ramping up of higher margin sterile business and improved capacity utilization. Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.  For the six month period ended June 30, 2004, EBITDA margin is 16.0% compared to a negative margin over the same period of 2003.

The Company’s improving margins also reflect concentrated efforts in early 2004 to ensure changes to the underlying costs of manufacturing are fully reflected in the pricing structure. The impact of these efforts will positively impact margins as compared to 2003 for the remainder of 2004

The increases in revenues over 2003 and EBITDA margin for the six month period ended June 30, 2004, have significantly exceeded our expectations and the Company has revised its guidance parameters as a result (see Outlook).

Depreciation and amortization expense of $626,000 for this segment in the current quarter increased 80.4% over the same period in 2003, following the commencement of depreciation on completed capital projects in late 2003.

The manufacturing segment is in the process of completing its shutdown activities scheduled for early in the third quarter of 2004.  These activities will coincide with significant activities related to the installation and validation of its second lyophilization unit and increasing autoclave capacity.

Corporate and Other

For the Three Month Period Ended June 30,				For the Six Month Period Ended June 30,
2004	2003	$Change		2004	2003	$Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)
			Revenues
$(575)	$(283)	$(292)	Product sales, net of inter-segment sales	$(1,061)	$(480)	$(581)
1,786	1,612	174	Royalty and licensing	3,713	3,214	499
1,211	1,329	(118)		2,652	2,734	(82)
606	546	60	EBITDA	857	1,328	(471)
50.0%	41.1%		% of Revenues	32.3%	48.6%
(262)	(258)	(4)	Depreciation and amortization	(530)	(498)	(32)
$344	$288	$56	Income from operations	$327	$830	$(503)

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.  Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of the quarter and six month period ended June 30, 2004 and 2003

Revenues related to the corporate segment were slightly lower compared to 2003 for the second quarter and six month period ended June 30, 2004 as increased royalties primarily related to the sale of product rights to Shire were offset by increased inter-segment eliminations (transactions between the radiopharmaceutical and contract manufacturing segments).

EBITDA increased $60,000 for the second quarter of 2004 compared with 2003 due to lower corporate administrative costs in the second quarter of 2004. EBITDA was lower by $471,000 for the six month period ended June 30, 2004 compared to 2003 due increased costs of long term incentive plans valued based on the Company’s stock price, which rose significantly in the first quarter of 2004 relative to 2003. The impact of long term incentive plan compensation in the second quarter of 2004 compared to the same period in 2003 was not significant. Depreciation and amortization expense in this segment in 2004 was largely unchanged as compared to 2003.

Corporate Matters

Acquisition of Remaining Third Party Equity Interest in DPI.

On April 22, 2004, the Company closed its transaction to purchase from SGF its remaining 32.7% minority interest in DPI.  The purchase price paid for the shares acquired was $9.6 million cash and was allocated to the fair value of the net assets acquired in accordance with the purchase method of accounting in the second quarter of 2004.  The net purchase price paid in excess of the carrying value of the minority interest has been allocated to property, plant and equipment as at April 22, 2004.  The allocation of the purchase price is preliminary and is subject to finalization of independent valuations.  Effective with the date of the transaction, the Company’s net income results include the full contribution to income or full allocation of any losses, if any, related to DPI.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

The transaction was fully funded through an equity financing arrangement which closed concurrently with the acquisition (see Liquidity and Capital Resources - Equity Financing).

Share Buyback Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time.  DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid ended on April 20, 2004. Under this program 50,300 shares were acquired at a weighted average cost of $1.30 per share.

Liquidity and Capital Resources

	June 30, 2004	Mar 31, 2004	Dec 31, 2003
	(in thousands of U.S. dollars)
	(U.S. GAAP)

Cash and cash equivalents	$7,126	$10,539	$10,563
Restricted cash	$929	$970	$976
Non-financial working capital (net)(1)	$16,902	$13,695	$12,780
Total debt	$4,965	$10,156	$10,466

(1)               Excluding cash and cash equivalents, restricted cash, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

Cash and cash equivalents at June 30, 2004 totalled $7,126,000 as compared with $10,563,000 as at December 31, 2003. The decrease is related the repayment of overall debt coupled with an increased investment in working capital to support the ramping up of contract manufacturing business.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $929,000 of the cash proceeds are held in trust under an escrow agreement.  The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2004, $579,000 was released from escrow.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  As at June 30, 2004 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.   As a result of the acquisition of all minority interest holdings in DPI (see Corporate Matters) and cancellation of the DPI shareholders’ agreement on April 22, 2004, the free flow of funds from one subsidiary to another of the Company is no longer restricted.

Operating cash flows from continuing operations, before changes in working capital, in the second quarter of 2004, were $1,933,000 as compared to a cash inflow of $364,000 in 2003. This is the result of increased cash earnings in the current quarter. For the six month period ended June 30, 2004, operating cash flow, before changes in working capital, were $3,334,000 compared to $1,142,000 for the same period of 2003.

Non-financial working capital increased to $16,902,000 as at June 30, 2004 from $12,780,000 as at December 31, 2003 driven mainly by a significant increase in contract manufacturing inventory to support the ramp-up in business, increased accounts receivable related to the timing of shipments, and a build up of work-in-process and finished goods inventory to meet customer demand during the shutdown period in the third quarter for contract manufacturing.

The impact of discontinued operations in the second quarter of 2004 was insignificant as compared to 2003.  The inflow for the first six months of 2003 was due to the $6.5 million received from the sale of product rights.

Capital expenditures of $1,219,000 in the second quarter of 2004 increased $549,000 from the same period of 2003. Capital expenditures in the second quarter of 2004 are mainly attributable to expenditures under DPI’s previously announced capital plan and specifically installation activities related to shutdown activities taking place in the third quarter of 2004.

The Company did not make any acquisitions in the second quarter of 2004 or during 2003 other than the acquisition of all minority interest holdings in DPI.

Total debt at June 30, 2004 decreased to $5.0 million from $10.5 million at December 31, 2003 due to the repayment of all loans from SGF and Investissement Quebec (see Debt Repayment and Bank Financing).

As at June 30, 2004, the Company’s debt was comprised of a $5.0 million secured bank term loan at the parent company level (see Debt Repayment and Bank Financing). The $5.0 million debt replaces a $5.0 million loan which was previously held in DPI and which was fully repaid in the second quarter of 2004.

The Company was in compliance with all lending covenants as at June 30, 2004.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $68,000 in the second quarter of 2004 and $1,445,000 for the six month period ended June 30, 2004 compared to nil in 2003.

Equity Financing

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14.7 million (CDN$20 million). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.  The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds to the Company of up to $2.2 million (CDN$3.0 million).  The over-allotment option expired unexercised.

The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF and to repay $4.8 million (CDN$6.4 million) of outstanding loans owed by DPI.

On August 10, 2004, the total number of common shares outstanding of the Company was 40,871,660 and total number of warrants outstanding was 1,526,718 and total number of options outstanding was 2,703,732.

Debt Repayment and Bank Financing

As a result of the equity financing and acquisition of the remaining interest in the contract manufacturing operations, the Company repaid, during the second quarter of 2004, all outstanding debt owed to SGF ($3.1 million) and Investissement Québec ($1.7 million).

In addition, the Company completed the arrangement of new credit facilities with its banker as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days upon drawing upon the facility.  The operating facility can be extended by one year upon agreement with the lender.  As at June 30, 2004, no amount has been drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility.   Repayable in full in three years. As at June 30, 2004, $5.0 million has been drawn on this facility.

•                  Interest under the debt facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at the most recent quarter end were met.

As a result of the debt repayment and bank refinancing, the Company has significantly reduced its overall debt levels, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income for the quarter ended June 30, 2004 and 2003 are summarized in the following table:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		(in thousands of U.S. dollars)

$2,243	$826	Net income as reported under U.S. GAAP	$3,622	$5,836

		Continuing operations
(493)	(497)	Amortization expense, net of tax	(1,095)	(1,089)
(139)	(114)	Stock option expense	(279)	(220)
(632)	(611)		(1,374)	(1,309)
		Discontinued operations
—	(28)	Amortization expense, net of tax	—	(192)
—	(68)	Recovery for future losses, net of tax	—	420
—	—	Net gain on disposal of product rights - net of tax	—	(3,250)
—	(96)		—	(3,022)

$1,611	$119	Net income under Canadian GAAP	$2,248	$1,505

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2003, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Whereas under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options are disclosed in the note to the financial statements as pro forma earnings and per share information.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the second quarter of 2002. No net losses were expected under U.S. GAAP.  Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement.  Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

The Company’s primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.

Sales of BrachySeed® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

In 2004 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically FIBRIMAGE® and INFECTON® over 2003 levels to support the Phase III trial of FIBRIMAGE® and the Phase II and Phase III trials of INFECTON®.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE’s pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development.  FIBRIMAGE® is completing its Phase III program and INFECTON® has embarked on its Phase II program.  Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the radiopharmaceutical products currently under development, the Company’s target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue from product sales is expected to grow between 30% and 35% over 2003.  EBITDA margin is expected to be between 23% and 28% including the ramp-up of research and development spending related to late stage clinical trials of both FIBRIMAGE® and INFECTON®.

The Company’s longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create challenges. In late 2003 and into early 2004, additional production shifts were added to meet customer demand within the framework of DPI’s existing production processes and systems.  The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required through 2004 given the increased customer demand.  Unlike DPI’s sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one-shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

In 2004 DPI is focused on the completion of its three year, $12 million capital plan including the installation of the second lyophilizer, which will allow the Company to move towards a 300% increase in DPI’s current capacity in this highly specialized area.  Installation and a rigorous validation process before commercial production can begin is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

The Company’s target was to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15 to 20%. For 2004, the Company initially expected revenue growth of between 20 and 25% over 2003 coupled with improving EBITDA margins of 8 to 12% by the end of 2004. However, the Company is currently on pace to significantly exceed its revenue growth targets for 2004 and anticipates exceeding its EBITDA margin targets. The Company now expects to achieve revenue growth of between 35-40% over 2003 and EBITDA margins of 13-18% for 2004, subject to normal risks that occur during a shutdown where capital installation activities take place. The risks relate to the timing of the ramping of production and quality assurance requirements inherent in the ramp-up. In addition, the Company now expects to achieve its long-term target of between $40-$50 million of revenues by 2005.  The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $60 million to $70 million by 2007. The increase in our targets estimate is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial benefits of increased capacity utilization.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company’s radiopharmaceutical and manufacturing businesses.

In 2004, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by a full year of royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these product rights.

The Company’s balance sheet at the end of June 2004 reflects a marked improvement in the financial position of the Company, particularly from June of 2003. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica in 2003 provided the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses.  The Company further strengthened its balance sheet significantly through the repayment of all debt owed to the SGF and Investissement Québec in April 2004 and its bank refinancing arrangements completed shortly thereafter.  These two transactions resulted in a significant reduction in debt outstanding, increased debt capacity, and lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the equity interest in DPI further increases the Company’s flexibility in managing and in particular achieving synergies in its core businesses over the long term.

Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

Management expects completion of its three-year $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003.  The focus of future capital expenditures will be to increase and improve the efficient utilization of its sterile manufacturing capacity in 2004.

With the Company’s current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2004.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

Stock-Based Compensation

DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to the Company in accordance with FAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure. DRAXIS will adopt the fair value basis of accounting under U.S. GAAP if and when the fair value basis of accounting becomes mandatory (see Note 20(d) of the Company’s 2003 consolidated financial statements).

For a summary of other recent accounting pronouncements, see Note 26 to the Company’s 2003 consolidated financial statements.

Non-GAAP Financial Measures

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made.  Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company’s products; and other risks detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

		REVENUES
$14,927	$10,153	Product sales	$27,136	$17,108
1,786	1,612	Royalty and licensing (Note 3)	3,713	4,735
16,713	11,765		30,849	21,843
		EXPENSES
9,249	6,600	Cost of goods sold	17,220	12,400
2,983	2,754	Selling, general and administration	6,275	4,732
545	395	Research and development	1,006	689
1,111	811	Depreciation and amortization	2,072	1,553
13,888	10,560		26,573	19,374
2,825	1,205	Operating income	4,276	2,469
(60)	(463)	Financing expense, net	(185)	(1,057)
—	—	Other income	96	—
2,765	742	Income before undernoted	4,187	1,412
(501)	(74)	Income taxes	(531)	(219)
—	55	Minority interest	(4)	336
2,264	723	Income from continuing operations	3,652	1,529
(21)	103	(Loss) income from discontinued operations, net of taxes	(30)	4,307
$2,243	$826	Net income	$3,622	$5,836

		Basic income (loss) per share
$0.056	$0.019	from continuing operations	$0.094	$0.041
(0.001)	0.003	from discontinued operations	(0.001)	0.116
$0.055	$0.022		$0.093	$0.157

		Diluted income (loss) per share
$0.055	$0.019	from continuing operations	$0.091	$0.041
(0.001)	0.003	from discontinued operations	(0.001)	0.116
$0.054	$0.022		$0.090	$0.157
		Weighted-average number of shares outstanding
40,122,684	37,098,137	- basic	38,829,944	37,098,412
41,240,489	37,098,137	- diluted	40,009,482	37,098,412

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	June 30, 2004	March 31, 2004	December 31, 2003
ASSETS

CURRENT
Cash and cash equivalents	$7,126	10,539	10,563
Restricted cash	929	970	976
Accounts receivable	12,218	10,368	9,898
Inventories	8,145	7,208	6,096
Prepaid expenses	1,420	779	688
Deferred income taxes, net	2,777	2,777	2,806
	32,615	32,641	31,027

Property, plant and equipment, net	37,596	32,517	32,917
Goodwill, net	652	670	677
Intangible assets, net	1,295	1,794	1,974
Other assets	618	635	565
Deferred income taxes, net	9,338	9,486	9,393
	$82,114	$77,743	$76,553

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,658	7,437	6,708
Current portion of deferred revenues	5,039	4,982	5,309
Current portion of long-term debt	—	971	981
Customer deposits	568	601	591
	13,265	13,991	13,589

Deferred revenues	5,365	6,675	7,593
Long-term debt	4,965	9,185	9,485
Minority interest (Note 5)	—	4,204	4,239
	$23,595	$34,055	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$75,487	62,552	61,175
Additional paid in capital	15,546	15,546	15,667
Warrants (Note 4 (c))	916	—	—
Employee participation shares; 2,000,000 shares authorized	—	—	86
Less: loans receivable	—	—	(86)
Deficit	(31,859)	(34,102)	(35,481)
Accumulated other comprehensive (loss) income	(1,571)	(308)	286
	58,519	43,688	41,647
	$82,114	$77,743	$76,553

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		Common Stock (Number of Shares)
37,755,245	37,098,690	Balance, beginning of period	37,297,817	37,098,690
3,053,436	—	Issuance of common shares	3,053,436	—
36,312	—	Exercise of options	438,844	—
—	—	Exercise of employee participation shares	54,896	—
—	(50,300)	Repurchased for cancellation	—	(50,300)
40,844,993	37,048,390	Balance, end of period	40,844,993	37,048,390
		Common Stock
$62,552	$60,652	Balance, beginning of period	$61,175	$60,652
12,867	—	Issuance of common shares	12,867	—
68	—	Exercise of options	1,241	—
—	—	Exercise of employee participation shares	204	—
—	(70)	Repurchased for cancellation	—	(70)
$75,487	$60,582	Balance, end of period	$75,487	$60,582
		Additional Paid In Capital
$15,546	$15,550	Balance, beginning of period	$15,667	$15,550
—	—	Stock compensation	(121)	—
—	5	Common shares purchased for cancellation	—	5
$15,546	$15,555	Balance, end of period	$15,546	$15,555
		Warrants
$—	$—	Balance, beginning of period	$—	$—
916	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$140	Balance, beginning of period	$86	$140
—	—	Exercise of employee participation shares	(86)	—
$—	$140	Balance, end of period	$—	$140
		Employee Participation Shares-Loans Receivable
$—	$(140)	Balance, beginning of period	$(86)	$(140)
—	—	Exercise of employee participation shares	86	—
$—	$(140)	Balance, end of period	$—	$(140)
		Deficit
$(34,102)	$(43,673)	Balance, beginning of period	$(35,481)	$(48,683)
2,243	826	Net income	3,622	5,836
$(31,859)	$(42,847)	Balance, end of period	$(31,859)	$(42,847)
		Accumulated Other Comprehensive Income (Loss)
$(308)	$(4,990)	Balance, beginning of period	$286	$(7,292)
(1,263)	3,241	Other comprehensive (loss) income	(1,857)	5,543
(1,571)	(1,749)	Balance, end of period	(1,571)	(1,749)
$58,519	$31,541	Total shareholders’ equity	$58,519	$31,541
		Comprehensive Income
$(1,263)	$3,241	Foreign currency translation adjustments	$(1,857)	$5,543
(1,263)	3,241	Other comprehensive (loss) income	(1,857)	5,543
2,243	826	Net income	3,622	5,836
$980	$4,067	Total comprehensive income	$1,765	$11,379

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$2,264	$723	Net income from continuing operations	$3,652	$1,529
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,304)	(1,290)	Amortization of deferred revenues	(2,622)	(4,031)
1,111	811	Depreciation and other amortization	2,072	1,553
—	—	Stock compensation	83	—
(164)	(118)	Deferred income taxes	(237)	(203)
—	(55)	Minority interest	4	(336)
26	293	Other	382	346
		Changes in operating assets and operating liabilities
(1,595)	(1,823)	Accounts receivable	(2,250)	440
(1,195)	(257)	Inventories	(2,323)	(904)
(551)	(933)	Income taxes	(433)	(796)
(746)	(529)	Prepaid expenses	(936)	(589)
517	(475)	Accounts payable and accrued liabilities	842	(2,849)
(1,637)	(3,653)		(1,766)	(5,840)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,219)	(670)	Expenditures for property, plant and equipment	(1,810)	(1,012)
—	(122)	Increase in intangible assets	(150)	(122)
100	96	Increase in deferred revenues	198	96
—	—	Proceeds from disposition of product right	96	—
(1,119)	(696)		(1,666)	(1,038)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	919	Proceeds from bank loan	—	919
—	—	Repayment of bank loan	—	(402)
4,965	947	Proceeds from long-term debt	4,965	947
(9,795)	(227)	Repayment of long-term debt	(10,036)	(2,542)
(17)	(1,179)	Decrease from customer deposits, net	—	(1,525)
68	—	Exercise of options and employee participation shares	1,241	—
13,385	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	(65)	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
(9,557)	—	Repurchase of common shares by subsidiary from minority interest	(9,557)	—
(951)	395		(2)	(2,303)
324	124	Effect of foreign exchange rate changes on cash and cash equivalents	40	8
(3,383)	(3,830)	Net cash used in continuing operations	(3,394)	(9,173)
(30)	(173)	Net cash (used in) from discontinued operations	(43)	6,178
(3,413)	(4,003)	Net decrease in cash and cash equivalents	(3,437)	(2,995)
10,539	5,907	Cash and cash equivalents, beginning of period	10,563	4,899
$7,126	$1,904	Cash and cash equivalents, end of period	$7,126	$1,904

		Additional Information
$70	$258	Interest paid	$140	$456
$686	$1,005	Income taxes paid	$840	$1,018

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive (loss) income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2004 and the results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

2.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

$63	$2,036	Revenues	$136	$3,620
(21)	103	Operating (loss) income from discontinued operations – net of tax	(30)	21
—	—	Net gain on disposal of product rights – net of tax	—	4,286
$(21)	$103	Net (loss) income from discontinued operations –net of tax	$(30)	$4,307

3.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the six month period ended June 30, 2003 as royalty and licensing revenue.

4.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

2,752,877	3,509,109	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
20,000	10,000	Granted	145,000	290,000
(38,812)	—	Exercised	(438,844)	—
(3,666)	—	Cancelled	(71,999)	(5,000)
—	(112,000)	Expired	(1,700)	(192,000)
2,730,399	3,407,109	Balance, end of period	2,730,399	3,407,109

 (b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

$2,243	$826	Net income as reported	$3,622	$5,836
(166)	(212)	Pro forma impact	(333)	(408)
$2,077	$614	Pro forma net income	$3,289	$5,428

$0.055	$0.022	Basic net income per share, as reported	$0.093	$0.157
(0.004)	(0.006)	Pro forma impact per share	(0.009)	(0.011)
$0.051	$0.016	Pro forma net income per share (Basic)	$0.084	$0.146
$0.050	$0.016	Pro forma net income per share (Diluted)	$0.082	$0.146
0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	60%-62%	Expected volatility	60%-62%	60%-62%
4.0%	3.8%-4.0%	Risk-free interest rate	4.0%	3.8%-4.1%
5 yrs	5 yrs	Expected option life	5 yrs	5 yrs

(c) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the cost of the above warrant.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

5.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to the fair value of the property, plant and equipment.  The Company is in the process of obtaining third-party valuations of the property, plant and equipment; and thus the allocation of the purchase price is subject to refinement.  Once the outstanding third-party valuations are obtained, the Company will complete the purchase price allocation process.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

6.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		PRODUCT SALES REVENUES
$4,296	$3,605	Radiopharmaceuticals	$8,628	$6,350
11,206	6,831	Manufacturing	19,569	11,238
(575)	(283)	Corporate and Other	(1,061)	(480)
$14,927	$10,153		$27,136	$17,108
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,786	1,612	Corporate and Other	3,713	3,214
$1,786	$1,612		$3,713	$4,735
		TOTAL REVENUES
$4,296	$3,605	Radiopharmaceuticals	$8,628	$7,871
11,206	6,831	Manufacturing	19,569	11,238
1,211	1,329	Corporate and Other	2,652	2,734
$16,713	$11,765		$30,849	$21,843
		SEGMENT INCOME (LOSS)(1)
$1,123	$976	Radiopharmaceuticals	$2,357	$2,883
2,207	494	Manufacturing	3,134	(189)
606	546	Corporate and Other	857	1,328
$3,936	$2,016		$6,348	$4,022
		DEPRECIATION AND AMORTIZATION
$223	$206	Radiopharmaceuticals	$450	$395
626	347	Manufacturing	1,092	660
262	258	Corporate and Other	530	498
$1,111	$811		$2,072	$1,553
		OPERATING INCOME (LOSS)(2)
$900	$770	Radiopharmaceuticals	$1,907	$2,488
1,581	147	Manufacturing	2,042	(849)
344	288	Corporate and Other	327	830
$2,825	$1,205		$4,276	$2,469

	June 30, 2004	March 31, 2004	December 31, 2003
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$10,978	11,497	11,424
Manufacturing	43,660	42,588	40,953
Corporate and Other	27,476	23,658	24,176
	$82,114	$77,743	$76,553

(1)          Segment income (loss) from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.

(2)          Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		REVENUES(3)
$7,127	$5,952	Canada	$13,713	$10,733
9,538	5,744	United States	16,978	10,978
48	69	Other	158	132
$16,713	$11,765		$30,849	$21,843

	June 30, 2004	March 31, 2004	December 31, 2003
LONG-LIVED ASSETS(4)
Canada	$39,543	34,981	35,568
United States		—	—
	$39,543	$34,981	$35,568

Expenditures for Property, Plant and Equipment

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

$430	$82	Radiopharmaceuticals	$639	$137
787	588	Manufacturing	1,158	873
2	—	Corporate and Other	13	2
$1,219	$670		$1,810	$1,012

(3)          Revenues are attributable to countries based upon the location of the customer.

(4)          Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
	restated- see Note 2(a))			restated- see Note 2(a))
		REVENUES
$14,927	$10,153	Product sales	$27,136	$17,108
1,786	1,612	Royalty and licensing (Note 4)	3,713	4,735
16,713	11,765		30,849	21,843
		EXPENSES
9,249	6,600	Cost of goods sold	17,220	12,400
3,120	2,868	Selling, general and administration	6,552	4,952
397	295	Research and development	858	589
(92)	(69)	Investment tax credits on research and development	(199)	(134)
1,747	1,435	Amortization	3,348	2,792
14,421	11,129		27,779	20,599
2,292	636	Operating income	3,070	1,244
(60)	(463)	Financing expense, net	(185)	(1,057)
—	—	Other income	96	—
2,232	173	Income before undernoted	2,981	187
(600)	(109)	Income taxes	(699)	(289)
—	55	Minority interest	(4)	336
1,632	119	Income from continuing operations	2,278	234
(21)	—	(Loss) income from discontinued operations, net of taxes	(30)	1,271
$1,611	$119	Net income	$2,248	$1,505

		Basic income (loss) per share
$0.041	$0.003	from continuing operations	$0.059	$0.006
(0.001)	—	from discontinued operations	(0.001)	0.034
$0.040	$0.003		$0.058	$0.040

		Diluted income (loss) per share
$0.040	$0.003	from continuing operations	$0.057	$0.006
(0.001)	—	from discontinued operations	(0.001)	0.034
$0.039	$0.003		$0.056	$0.040
		Weighted-average number of shares outstanding
40,122,684	37,098,137	- basic	38,829,944	37,098,412
41,240,489	37,098,137	- diluted	40,009,482	37,098,412

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	June 30, 2004	March 31, 2004	December 31, 2003
			restated- see Note 2(a))
ASSETS

CURRENT
Cash and cash equivalents	$7,126	$10,539	$10,563
Restricted cash	929	970	976
Accounts receivable	12,218	10,368	9,898
Inventories	8,145	7,208	6,096
Prepaid expenses	1,420	779	688
Future income taxes, net	2,777	2,777	2,806
	32,615	32,641	31,027

Property, plant and equipment, net	37,596	32,517	32,917
Goodwill, net	652	670	677
Intangible assets, net	8,353	9,395	10,237
Other assets	618	635	565
Future income taxes, net	8,516	8,648	8,508
	$88,350	$84,506	$83,931

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,658	$7,437	$6,708
Current portion of deferred revenues	5,039	4,982	5,309
Current portion of long-term debt	—	971	981
Customer deposits	568	601	591
	13,265	13,991	13,589

Deferred revenues	5,365	6,675	7,593
Long-term debt	4,965	9,185	9,185
Minority interest (Note 6)	—	4,204	4,539
	$23,595	$34,055	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$65,881	$52,946	$51,569
Contributed surplus	7,509	7,370	7,351
Warrants (Note 5(b))	916	—	—
Employee participation shares; 2,000,000 shares authorized	—	—	82
Less: loans receivable	—	—	(82)
Deficit	(14,465)	(16,076)	(16,713)
Cumulative translation adjustment	4,914	6,211	6,818
	64,755	50,451	49,025
	$88,350	$84,506	$83,931

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders' Equity

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
	restated- see Note 2(a))			restated- see Note 2(a))
		Common Stock (Number of Shares)
37,755,245	37,098,690	Balance, beginning of period	37,297,817	37,098,690
3,053,436	—	Issuance of common shares	3,053,436	—
36,312	—	Exercise of options	438,844	—
—	—	Exercise of employee participation shares	54,896	—
—	(50,300)	Repurchased for cancellation	—	(50,300)
40,844,993	37,048,390	Balance, end of period	40,844,993	37,048,390
		Common Stock
$52,946	$51,046	Balance, beginning of period	$51,569	$51,046
12,867		Issuance of common shares	12,867
68	—	Exercise of options	1,241	—
—	—	Exercise of employee participation shares	204	—
—	(70)	Repurchased for cancellation	—	(70)
$65,881	$50,976	Balance, end of period	$65,881	$50,976
		Contributed Surplus
$7,370	$6,548	Balance, beginning of period, as previously reported	$6,665	$6,548
—	343	Change in accounting policy (Note 2(a))	686	237
7,370	6,891	Balance, beginning of period, restated	7,351	6,785
—	—	Stock compensation	(121)	—
139	114	Stock option expense (Note 2(a))	279	220
—	5	Common shares purchased for cancellation	—	5
$7,509	$7,010	Balance, end of period	$7,509	$7,010
		Warrants
$—	$—	Balance, beginning of period	$—	$—
916	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$131	Balance, beginning of period	$82	$131
—	—	Exercise of employee participation shares	(82)	—
$—	$131	Balance, end of period	$—	$131
		Employee Participation Shares-Loans Receivable
$—	$(131)	Balance, beginning of period	$(82)	$(131)
—	—	Exercise of employee participation shares	82	—
$—	$(131)	Balance, end of period	$—	$(131)
		Deficit
$(16,076)	$(22,729)	Balance, beginning of period, as previously reported	$(16,027)	$(24,221)
—	(343)	Change in accounting policy (Note 2(a))	(686)	(237)
(16,076)	(23,072)	Balance, beginning of period, restated	(16,713)	(24,458)
1,611	119	Net income	2,248	1,505
(14,465)	$(22,953)	Balance, end of period	$(14,465)	$(22,953)
		Cumulative Translation Adjustment
$6,211	$1,357	Balance, beginning of period	$6,818	$(1,260)
(1,297)	3,385	Foreign currency translation adjustments	(1,904)	6,002
4,914	4,742	Balance, end of period	4,914	4,742
$64,755	$39,775	Total shareholders’ equity	$64,755	$39,775

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
	restated- see Note 2(a))			restated- see Note 2(a))
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$1,632	$119	Net income from continuing operations	$2,278	$234
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,304)	(1,290)	Amortization of deferred revenues	(2,622)	(4,031)
1,747	1,435	Amortization	3,348	2,792
—	—	Stock compensation	83	—
(355)	(83)	Future income taxes	(466)	(133)
—	(55)	Minority interest	4	(336)
163	307	Other	659	466
		Changes in operating assets and operating liabilities
(1,595)	(1,823)	Accounts receivable	(2,249)	440
(1,195)	(257)	Inventories	(2,323)	(904)
(551)	(933)	Income taxes	(433)	(796)
(746)	(529)	Prepaid expenses	(936)	(589)
517	(475)	Accounts payable and accrued liabilities	842	(2,849)
(1,687)	(3,584)		(1,815)	(5,706)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,219)	(670)	Expenditures for property, plant and equipment	(1,810)	(1,012)
—	(122)	Increase in intangible assets	(150)	(122)
100	96	Increase in deferred revenues	198	96
—	—	Proceeds from disposition of product right	96	—
(1,119)	(696)		(1,666)	(1,038)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	919	Proceeds from bank loan	—	919
—	—	Repayment of bank loan	—	(402)
4,965	947	Proceeds from long-term debt	4,965	947
(9,795)	(227)	Repayment of long-term debt	(10,036)	(2,542)
(17)	(1,179)	Decrease from customer deposits, net	—	(1,525)
68	—	Exercise of options and employee participation shares	1,241	—
13,385	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	(65)	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
(9,557)	—	Repurchase of common shares by subsidiary from minority interest	(9,557)	—
(951)	395		(2)	(2,303)
374	55	Effect of foreign exchange rate changes on cash and cash equivalents	89	(126)
(3,383)	(3,830)	Net cash used in continuing operations	(3,394)	(9,173)
(30)	(173)	Net cash (used in) from discontinued operations	(43)	6,178
(3,413)	(4,003)	Net decrease in cash and cash equivalents	(3,437)	(2,995)
10,539	5,907	Cash and cash equivalents, beginning of period	10,563	4,899
$7,126	$1,904	Cash and cash equivalents, end of period	$7,126	$1,904

		Additional Information
$70	$258	Interest paid	$140	$456
$686	$1,005	Income taxes paid	$840	$1,018

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  The financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as cumulative translation adjustment.  For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2004 and the results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

2.                                      Accounting Changes

(a)  Stock-based Compensation Costs

Effective January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002.

The Company adopted retroactively with restatement of 2002 and 2003 financial statements, the application of the fair value based method for measuring the compensation cost of employee stock options granted as of January 1, 2002.  As a result, the Company recorded an expense of $139 in Q2, 2004 (Q2, 2003-$114) and $279 for the six month period ending June 30, 2004 (six month period ending June 30, 2003-$220) and a cumulative charge to the opening deficit of $686.

The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	60%-62%	Expected volatility	60%-62%	60%-62%
4.0%	3.8%-4.0%	Risk-free interest rate	4.0%	3.8%-4.1%
5 yrs	5 yrs	Expected option life	5 yrs	5 yrs

(b)  Impairment of Long-Lived Assets

The CICA issued new Handbook Section 3063, “Impairment of Long-Lived Assets”.  This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets.  This section also replaces the write-down provisions in Section 3061, Property, plant and equipment.  Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition.  The impairment loss is calculated by deducting the fair value of the asset from its carrying value.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(c)  Asset Retirement Obligations

Effective January 1, 2004, the Company adopted new Handbook section 3110, “Asset Retirement Obligations”.  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(d)  Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), “Hedging Relationships.”  This guideline provides guidance on the nature and strategy of the specific risk exposures being hedged in accordance with the risk management objective.  The application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship.  The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the terms of the hedging relationship.  The Company does not use derivative instruments for hedging or speculative purposes hence the adoption of this new standard did not have an impact on the consolidated financial statements.

3.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to CICA Handbook Section 3475, “Discontinued Operations,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

$63	$2,036	Revenues	$136	$3,620
(21)	68	Operating (loss) income from discontinued operations – net of tax	(30)	(184)
—	—	Net gain on disposal of product rights – net of tax	—	1,035
—	(68)	Recovery (provision) for future losses-net of tax	—	420
$(21)	$—	Net (loss) income from discontinued operations – net of tax	$(30)	$1,271

4.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the six month period ended June 30, 2003 as royalty and licensing revenue.

5.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

2,752,877	3,509,109	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
20,000	10,000	Granted	145,000	290,000
(38,812)	—	Exercised	(438,844)	—
(3,666)	—	Cancelled	(71,999)	(5,000)
—	(112,000)	Expired	(1,700)	(192,000)
2,730,399	3,407,109	Balance, end of period	2,730,399	3,407,109

(b) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the cost of the above warrant.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

6.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to the fair value of the property, plant and equipment.  The Company is in the process of obtaining third-party valuations of the property, plant and equipment; and thus the allocation of the purchase price is subject to refinement.  Once the outstanding third-party valuations are obtained, the Company will complete the purchase price allocation process.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

7.             Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		PRODUCT SALES REVENUES
$4,296	$3,605	Radiopharmaceuticals	$8,628	$6,350
11,206	6,831	Manufacturing	19,569	11,238
(575)	(283)	Corporate and Other	(1,061)	(480)
$14,927	$10,153		$27,136	$17,108
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,786	1,612	Corporate and Other	3,713	3,214
$1,786	$1,612		$3,713	$4,735
		TOTAL REVENUES
$4,296	$3,605	Radiopharmaceuticals	$8,628	$7,871
11,206	6,831	Manufacturing	19,569	11,238
1,211	1,329	Corporate and Other	2,652	2,734
$16,713	$11,765		$30,849	$21,843
		SEGMENT INCOME (LOSS)(1)
$1,366	$1,145	Radiopharmaceuticals	$2,707	$3,117
2,207	494	Manufacturing	3,134	(189)
466	432	Corporate and Other	577	1,108
$4,039	$2,071		$6,418	$4,036
		AMORTIZATION
$341	$320	Radiopharmaceuticals	$690	$616
627	347	Manufacturing	1,093	660
779	768	Corporate and Other	1,565	1,516
$1,747	$1,435		$3,348	$2,792
		OPERATING INCOME (LOSS)(2)
$1,025	$825	Radiopharmaceuticals	$2,017	$2,501
1,580	147	Manufacturing	2,041	(849)
(313)	(336)	Corporate and Other	(988)	(408)
$2,292	$636		$3,070	$1,244

	June 30, 2004	March 31, 2004	December 31, 2003
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,854	$13,404	$13,587
Manufacturing	43,660	42,588	40,953
Corporate and Other	31,836	28,514	29,391
	$88,350	$84,506	$83,931

(1)               Segment income (loss) from continuing operations before amortization, financing expense, other income, income taxes and minority interest.

(2)               Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003
		REVENUES (3)
$7,127	$5,952	Canada	$13,713	$10,733
9,538	5,744	United States	16,978	10,978
48	69	Other	158	132
$16,713	$11,765		$30,849	$21,843

	June 30, 2004	March 31, 2004	December 31, 2003
LONG-LIVED ASSETS (4)
Canada	$35,870	$36,903	$37,636
United States	10,731	5,679	6,195
	$46,601	$42,582	$43,831

Expenditures for Property, Plant and Equipment

For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
2004	2003		2004	2003

$430	$82	Radiopharmaceuticals	$639	$137
787	588	Manufacturing	1,158	873
2	—	Corporate and Other	13	2
$1,219	$670		$1,810	$1,012

(3)               Revenues are attributable to countries based upon the location of the customer.

(4)               Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.